Notice to the Oslo Stock Exchange

 ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Rune Helland, Investor Relation, Tel: +47 22544411

Date: 14.09.06

VIZ – Orkla has bought 216 000 shares in Vizrt

Orkla ASA has today, 14. September 2006, bought 216 000 shares in Vizrt . After this transaction, Orkla ASA owns 2 216 516 shares, which represents 11,04% of the share capital and votes in Vizrt.

Notice to the Oslo Stock Exchange


ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Options

On 13 September 2006, in connection with Orkla`s option programme, 9,334 options were exercised at a strike price of NOK 130.00.

A total of 1,797,743 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 239,500 synthetic options of the cash bonus programme.

Orkla holds 2,472,132 of its own shares.

Orkla ASA, 14 September 2006

Contact:
Jon Langås, Orkla Investor Relations,
Tel: +47 2254 4439

Notice to the Oslo Stock Exchange


ORKLA

RECEIVED
2006 SEP 26 P 12: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, has on 12 September 2006 bought 520,000 shares in Orkla ASA at an average share price of NOK 306.41.

After this transaction, Stein Erik Hagen and his close associates own 38,270,000 shares in Orkla ASA.

13 September 2006

Contacts:
Jon Langås, Orkla Investor Relations, Tel: +47 2254 4439

Notice to the Oslo Stock Exchange


ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, has on 8 September 2006 bought 110,000 shares in Orkla ASA at an average share price of NOK 310.01.
.00

After this transaction, Stein Erik Hagen and his close associates own 37,750,000 shares in Orkla ASA.

8 September 2006

Contacts:
Rune Helland, Orkla Investor Relations, Tel: +47 2254 4411